Independent Accountants Report on Applying Agreed-Upon Procedures

To Household Finance Corporation:

We have performed procedures enumerated below in items A. and B. in conjunction with Section 3.06 of the Pooling and Servicing Agreement, dated September 1, 1995, as supplemented (the "Agreement").

  We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated financial statements of Household Finance Corporation (the "Servicer") and subsidiaries as of December 31, 2000, and have issued our report thereon dated January 15, 2001. We have not audited any financial statements of the Servicer as of any date or for any period subsequent to December 31, 2000, or performed any audit procedures subsequent to the date of our report on those statements.

  In connection with our audit, nothing came to our attention that caused us to believe that the Servicer was not in compliance with any of the terms, covenants, provisions, or conditions in Sections 3.01, 3.02, 3.04, 3.09, 3.10, 4.02, 4.03, 4.04, and 8.08 (to the extent such sections are applicable to Household Finance Corporation as Servicer) of the Agreement, or Sections 3, 4.08, 4.09, 4.11, and 4.12, (to the extent such sections are applicable to Household Finance Corporation as Servicer) of the Series 1995-1, Series 1996-1, Series 1996-2, Series 1997-1, Series 1997-2, Series 1997-A, Series 1998-B, Series 1999-A, Series 1999-A2, Series 1999-B2, Series 1999-C2, Series 1999-D2, Series 1999-E2, Series 2000-A2, and Series 2000-B2, and. Supplements in conjunction with the servicing of revolving unsecured consumer lines of credit owned by the Household Consumer Loan Deposit Trust I insofar as they relate to accounting matters. It should be noted, however, that our audit was not directed primarily toward obtaining knowledge of such noncompliance.

  As a part of our audit, we obtained an understanding of the Servicers internal control structure over the Servicers entire revolving unsecured consumer lines of credit portfolio, including those loans serviced under the Agreement, and the related Supplements, to the extent considered necessary in order to assess control risk as required by generally accepted auditing standards. The purpose of our consideration of the internal control structure, which includes the accounting systems, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements. Such audit procedures, however, were not performed in order to express a separate opinion on the Household Consumer Loan Deposit Trust I.

  Our audit disclosed no exceptions or errors in records relating to revolving unsecured consumer lines of credit serviced by the Servicer that, in our opinion, Section 3.06 of the Agreement required us to report.

B. We have performed the procedure described in the following paragraph, which was agreed to by the management of the Servicer, and the Chase Bank of Texas National Association, formerly known as the Texas Commerce Bank as Trustee (together, the "Specified Users"), with respect to Section 3.06 of the Agreement, in conjunction with the servicing of revolving unsecured consumer lines of credit owned by the Household Consumer Loan Deposit Trust I. This agreed-upon procedure was performed in accordance with standards established by the American Institute of Certified Public Accountants. The sufficiency of the procedure is solely the responsibility of the Specified Users of the report. Consequently, we make no representation regarding the sufficiency of the procedure described below either for the purpose for which this report has been requested or for any other purpose.

The procedure and associated findings are as follows:

From the Monthly Servicers Certificates prepared by the Servicer between January, 2000 and December, 2000, we selected the following months and performed the following procedure:

We have compared the mathematical calculation of each amount set forth in the Monthly Servicers Certificates to the Servicers accounting records for the months of MarchFebruary, 2000, and May, 2000, for Series 1995-1, Series 1996-1, Series 1996-2, Series 1997-1, Series 1997-2, Series 1997-A, Series 1998-B, Series 1999-A2, Series 1999-B2, Series 1999-C2, and Series 1999-D2 and for the month of JulyMay for Series 19998-E2B, and Series 20001999-A2, and Series 1999-C2, and the month of OctoberNovember for Series 1999-A2, Series 20001999-B2, and Series 1999-D2, and for the month of October for Series 1999-B2, and Series 1999-D2, and found them to be in agreement. For Series 1999-A, we noted no activity in the series for the period between January, 2000 and December, 2000. Our comparisons were based on records provided to us by the Servicer and the methodology set forth in the Agreement.

With respect to the procedure performed in item B. above, we were not engaged to, and did not, perform an audit, the objective of which would be the expression of an opinion on the Monthly Servicers Certificates described above. Accordingly, we do not express such an opinion. Had we been engaged to perform additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Specified Users and should not be used for any other purpose.

Arthur Andersen LLP

Chicago, Illinois

March 21, 2001